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EXHIBIT 99-10

SUPPLEMENTARY OIL AND GAS DISCLOSURE (unaudited)

        The following disclosures are presented in accordance with United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K ("Subpart 1200") of the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2016 (the "2016 Financial Statements") of Suncor Energy Inc. ("Suncor" or the "Company") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2016 Financial Statements are attached as Exhibit 99.1 to Suncor's annual report on Form 40-F for the year ended December 31, 2016 (the "Form 40-F").

Reserves Data

        Reserves data included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information on the risks involved when estimating reserves, see the discussion in the "Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves" section in Suncor's 2016 Annual Information Form (the "2016 AIF"), which is contained in the Form 40-F. Readers should also see Suncor's Management's Discussion and Analysis for the year ended December 31, 2016, which is attached as Exhibit 99.2 to the Form 40-F (the "2016 Management's Discussion and Analysis").

        The reserves data presented herein may differ in relation to the format and the basis from which volumes are economically determined under Subpart 1200 and National Instrument 51-101 — "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), as disclosed in the 2016 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs. For Suncor's Fort Hills oil sands mining project, the application of constant pricing results in this project being uneconomic such that no reserves are attributed to this property herein. However, when utilizing forecast pricing, as permitted by NI 51-101, this project is economic, and therefore the applicable reserves are attributed thereto as outlined in the 2016 AIF. Similarly, proved undeveloped volumes associated with Suncor's Hebron offshore project are only economic and qualify as proved undeveloped reserves under forecast pricing, as outlined in the 2016 AIF, and uneconomic using constant pricing and therefore these volumes are not attributed as reserves herein.

Net Proved Oil and Gas Reserves(1)(2)

        The majority of Suncor's oil and gas reserves are in Canada. In order to align with the Company's segmented information in the 2016 Financial Statements, the 2016 Management's Discussion and Analysis and the 2016 AIF, the company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil ("SCO") and bitumen, separate from other Canadian operations, which are aggregated with Suncor's international operations (collectively, "Exploration and Production") and produce crude oil, natural gas and natural gas liquids ("NGLs"). Exploration and Production reserves are in onshore and offshore Canada and offshore UK.

	SCO (mmbbls)		Bitumen (mmbbls)		Crude Oil and NGLs(3) (mmbbls)		Natural Gas (bcf)		Total (mmboe)
At December 31, (net reserves, constant prices and costs)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Proved Developed
Oil Sands	2 468	1 823	102	99	—	—	—	—	2 570	1 922
Exploration and Production	—	—	—	—	106	120	11	21	108	124

	2 468	1 823	102	99	106	120	11	21	2 678	2 046

Proved Undeveloped
Oil Sands	572	567	431	454	—	—	—	—	1 003	1 022
Exploration and Production	—	—	—	—	9	32	—	1	9	32

	572	567	431	454	9	32	—	1	1 013	1 054

Proved
Oil Sands	3 040	2 390	533	554	—	—	—	—	3 573	2 944
Exploration and Production	—	—	—	—	115	153	11	21	117	156

	3 040	2 390	533	554	115	153	11	21	3 690	3 100

Reconciliation of Net Proved Oil and Gas Reserves

(net reserves, constant prices and costs)	Balance December 31 2014	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance December 31 2015
Oil Sands
SCO (mmbbls)	2 152	361	—	—	—	(124)	—	2 390
Bitumen (mmbbls)	1 588	(993)	—	—	—	(41)	—	554
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	234	(45)	—	—	—	(37)	—	152
Natural gas (bcf)	37	(7)	—	—	—	(9)	—	21

Total (mmboe)	3 981	(678)	—	—	—	(203)	—	3 100

(net reserves, constant prices and costs)	Balance December 31 2015	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance December 31 2016
Oil Sands
SCO (mmbbls)	2 390	61	—	726	5	(141)	—	3 040
Bitumen (mmbbls)	554	22	—	—	—	(42)	—	533
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	152	1	—	—	—	(38)	—	115
Natural gas (bcf)	21	(2)	—	—	—	(9)	—	11

Total (mmboe)	3 100	84	—	726	5	(224)	—	3 690

Notes to Reserve Data:

(1)
Definitions

a.
Net reserves, in relation to Suncor's production and reserves, represents the company's working interest share after deduction of royalty obligations, plus the company's royalty interests in production and reserves.

b.
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.
Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil and gas by means not involving a well.

  d.
  Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)
Reserve data tables may not add due to rounding.

(3)
Natural gas liquids reserves are not significant and have been presented in combination with crude oil reserves.

(4)
Revisions of previous estimates include changes to proved reserves, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation.

(5)
Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.

Capitalized Costs

	At December 31, 2016			At December 31, 2015
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Exploration and evaluation assets(1)	1 893	145	2 038	1 198	483	1 681
Oil and gas properties(2)	16 312	19 021	35 333	13 387	19 248	32 635
Plant and equipment(2)	58 688	1 109	59 797	45 571	1 221	46 792
— accumulated provision(2)	(20 459)	(12 092)	(32 551)	(15 991)	(11 810)	(27 801)

Total	56 434	8 183	64 617	44 165	9 142	53 307

(1)
Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor's Board of Directors have not sanctioned development. See note 19 of the 2016 Financial Statements.

(2)
Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 18 of the 2016 Financial Statements.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2016			Year ended December 31, 2015
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Unproved property acquisition	684	68	752	18	1	19
Proved property acquisition	10 806	—	10 806	360	—	360
Exploration(1)	45	212	257	157	400	557
Development(2)	4 272	831	5 103	3 553	1 028	4 581

Total	15 807	1 111	16 918	4 088	1 429	5 517

(1)
Includes amounts capitalized to Exploration and Evaluation as well as those charged to Exploration Expense on the Consolidated Balance Sheets and the Consolidated Statements of Comprehensive Income, respectively, of the 2016 Financial Statements.

(2)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2016 Financial Statements that relate to the Company's decommissioning and restoration activities.

Results of Operations for Oil- and Gas-Producing Activities

	Year ended December 31, 2016			Year ended December 31, 2015
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Operating revenues, net of royalties	9 470	2 231	11 701	9 218	2 345	11 563
Other Income	26	45	71	146	150	296

	9 496	2 276	11 772	9 364	2 495	11 859
Purchases of crude oil and products	548	—	548	319	3	322
Operating, selling and general	5 777	483	6 260	5 220	502	5 722
Transportation	666	86	752	645	98	743
Depreciation, depletion, amortization and impairment	3 864	1 381	5 245	3 583	3 106	6 689
Exploration	30	259	289	120	358	478
(Gain) Loss on disposal of assets	(33)	—	(33)	8	(5)	3
Finance expenses	234	82	316	150	82	232

(Loss) Earnings before Income Taxes	(1 590)	(15)	(1 605)	(681)	(1 649)	(2 330)
Income taxes	(441)	(205)	(646)	175	(891)	(716)

Net (Loss) Earnings	(1 149)	190	(959)	(856)	(758)	(1 614)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

        The standardized measure of discounted future net cash flows relating to Suncor's proved oil and gas reserves are calculated in accordance with FASB Topic 932 — "Extractive Activities — Oil and Gas". Future cash inflows are estimated using the trailing twelve-month average price, which are also used in estimating the entity's proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

        The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the Company's independent qualified reserves evaluators, and adjusted for decommissioning and restoration activities and future income taxes.

        It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil and NGLs, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil and NGLs, and natural gas reserves may be greater than or less than the estimates provided herein.

        The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows:

Year	Brent North Sea	WTI Cushing Oklahoma	WCS Hardisty Alberta	Light Sweet Edmonton Alberta	Pentanes Plus Edmonton Alberta	AECO Gas	B.C. Gas Westcoast Station 2	National Balancing Point North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu	Cdn$/mmbtu
2016	42.82	42.75	39.77	53.67	57.02	2.18	1.63	6.42
2015	54.17	50.28	48.82	61.20	64.19	2.66	1.92	8.42

	At December 31, 2016			At December 31, 2015
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Future cash inflows	179 213	6 240	185 453	170 803	10 330	181 133
Future production costs	(116 271)	(2 632)	(118 904)	(99 211)	(4 050)	(103 261)
Future development costs	(58 540)	(1 858)	(60 398)	(54 936)	(4 231)	(59 167)
Future income tax expenses	(2 095)	(680)	(2 775)	(4 423)	(982)	(5 405)

Future net cash flows	2 307	1 070	3 377	12 233	1 067	13 300
10% Discount Factor	4 197	206	4 403	(6 560)	264	(6 296)

Standardized measure of discounted future net cash flows	6 504	1 276	7 780	5 673	1 331	7 004

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2016	2015
Standardized measure of discounted future net cash flows — beginning of year	7 004	28 018
Sales and transfers of oil and gas produced	(4 689)	(9 701)
Net change in sales prices and operating costs related to future production	(8 192)	(32 402)
Net change due to extensions, discoveries and improved recovery	32	—
Net change due to acquisitions and dispositions	5 063	—
Net change due to revisions in quantity estimates	1 404	1 287
Previously estimated development costs incurred during the period	2 156	2 533
Changes in estimated future development costs	3 035	3 283
Accretion of discount	638	2 564
Net change in income taxes	1 329	11 422

Standardized measure of discounted future net cash flows — end of year	7 780	7 004

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  EXHIBIT 99-10